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WRITER'S DIRECT LINE

202 682-7296

February 21, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH, D.C. 202

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

PROCESSED
FEB 2 8 2007
THOMSON
FINANCIAL

Very truly yours,

Gregory A. Bailey
Managing Clerk

File # 82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051004
FAX: +353 1 605 1104

RESULT OF ANNUAL GENERAL MEETING

THE DIRECTORS OF THE COMPANY WISH TO ANNOUNCE THAT EACH OF THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING OF THE COMPANY HELD ON THURSDAY 15th FEBRUARY, 2007 WERE PASSED. THE FULL TEXT OF EACH RESOLUTION WAS INCLUDED IN THE NOTICE OF THE ANNUAL GENERAL MEETING OF GREENCORE GROUP PLC CIRCULATED TO SHAREHOLDERS ON 15th JANUARY, 2007.

IN ACCORDANCE WITH THE LISTING RULES TWO COPIES OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING HAVE BEEN FORWARDED TO THE IRISH STOCK EXCHANGE AND THE UK LISTING AUTHORITY AND WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE FOLLOWING LOCATIONS:-

COMPANIES ANNOUNCEMENT OFFICE,
IRISH STOCK EXCHANGE,
28 ANGLESEA STREET,
DUBLIN 2 IRELAND.

TELEPHONE:- + 353 1 617 4200

FINANCIAL SERVICES AUTHORITY,
25 THE NORTH COLONNADE,
CANARY WHARF,
LONDON E14 5HS, UNITED KINGDOM.

TELEPHONE +44 207 676 1000

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

15th February 2007.

File # 82-4908

greencore group plc

15 February 2007

GREENCORE GROUP PLC

ANNUAL GENERAL MEETING CHAIRMAN'S SUPPLEMENTARY STATEMENT AND TRADING UPDATE

At the Annual General Meeting of Greencore Group plc to be held in Dublin today, the chairman, Ned Sullivan, will make the following statement:

"Greencore performed strongly during 2006, a year in which its transformation from a principally agribusiness based group into one of Europe's leading convenience food producers was completed.

The Convenience Foods division, which accounted for 92% of the Group's continuing operating profits in 2006, performed strongly with turnover growth of 8.3% and operating profit growth of 5.7%. Margins were broadly maintained (7.7% in 2006 versus 7.8% in 2005) despite divisional energy cost increases of more than €5m year-on-year.

The Board expects that the strategic and operational model of the Convenience Foods division will drive further growth in 2007. This growth is anticipated despite the occurrence of an electrical fire at our largest sandwich facility at Manton Wood in December 2006 that will negatively impact on the costs of our sandwich business in this financial year. In addition, the division continues to face strong inflationary pressure on raw material pricing. We are aggressively pursuing a broad set of Total Lowest Cost, product innovation, pricing and new channel initiatives to offset these impacts and deliver on our expected growth.

The Ingredients, Agribusiness and Related Property division delivered an excellent performance, reporting operating profits of €27.6m in a year of dramatic change that regrettably marked the last sugar campaign for Irish Sugar. The new EU sugar regime, which was announced in November 2005, posed an insurmountable challenge to profitable sugar beet growing in Ireland and, therefore, to a competitive sugar industry. The Group responded by delivering an excellent final year of sugar performance, by committing early to exit sugar production and by strongly defending the Group's entitlement to restructuring aid under EU law. A trial date for the judicial review of the Irish Government's decision regarding the allocation of EU aid has been set by the Irish High Court for 1 May 2007.

Over-capacity in European malt markets and significant energy price inflation adversely impacted on the performance of Greencore Malt in 2006. However, the anticipated improvement in the malt cycle has now commenced and that, allied to excellent commercial and operational performance across our malt business, will drive a significant profit improvement in this business in the current financial year.

During 2006, the Group increased its focus on unlocking the value from its 970 acres of potential development property. In recent months Greencore has submitted proposals for developing its lands at Carlow and Mallow to the relevant County Councils. Carlow Gateway and Mallow West are exciting proposals that, if adopted, will deliver significant investment and substantial job creation, providing approximately 2000 jobs in each town. We look forward to working with the respective Councils and communities over the coming months on the comprehensive development plans for each town.

Overall, we are excited about both the progress and momentum within the three core parts of the Group's portfolio. While recognising that the second half of the year is a much more significant contributor to annual Group performance, the Board anticipates that, barring unforeseen circumstances, earnings per share for financial year 2007 will at least match the current market consensus level of 25.6 cent."

E.F. Sullivan
Chairman

15 February 2007

For further information, please contact:

David Dilger Group Chief Executive	+353 1 605 1045
Patrick Coveney Chief Financial Officer	+353 1 605 1018
Eoin Tonge Group Capital Markets Director	+353 1 605 1036
Billy Murphy or Anne Marie Curran Drury Communications	+353 1 260 5000
Rory Godson or Victoria Brough Powerscourt	+44 207 236 5615

END